

07021576

23 February 2007

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Lorraine Harris
Assistant Company Secretary

encs.

PROCESSED

MAR 09 2007

THOMSON
FINANCIAL

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

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Announcement Details

Company Name	Trinity Mirror PLC
Category	Director/PDMR Shareholding
Headline	Director/PDMR Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

TRINITY MIRROR PLC (the "Company")

The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 330 10p Ordinary shares in the Company at the price of £5.17p each.   The purchase was made pursuant to an irrevocable mandate given by Mr Ross to his brokers under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 11,241 shares in the Company.

previous    cancel ⊗   confirm

26 February 2007

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Lorraine Harris
Assistant Company Secretary

encs.

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

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ANS: 865949

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text



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The Company has today received notification from AXA Investment Managers UK Ltd, on behalf of AXA S.A. in France and its group of companies, that they have both a beneficial and a non-beneficial interest in 29,638,742 Trinity Mirror plc Ordinary Shares, representing 10.11% of the issued share capital.

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26 February 2007

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

**Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043**

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Lorraine Harris
Assistant Company Secretary

encs.



Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales





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Last Refreshed At
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Announcement Details   *NS: 997809*

Company Name	Trinity Mirror PLC
Category	Total Voting Rights
Headline	Total Voting Rights
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text



In conformity with the Transparency Directive's transitional provision 6, Trinity Mirror plc is required to notify the market of the following:-

Trinity Mirror plc's issued share capital consists of 293,153,268 ordinary shares with a nominal value of 10 pence each, with voting rights. Trinity Mirror plc does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Trinity Mirror plc is 293,153,268 which is an increase of 14,481 shares since the last notification made on 5 February 2007.

The above figure of 293,153,268 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Trinity Mirror plc under the Financial Service Authority's Disclosure and Transparency Rules.

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